United States securities and exchange commission logo July 21, 2023 Larry Finger Principal Financial Officer Copper Property CTL Pass Through Trust 3 Second Street, Suite 206 Jersey City, NJ 07311-4056 Re: Copper Property CTL Pass Through Trust Amendment No. 1 to Form 10-K for the Period Ended December 31, 2022 Filed May 2, 2023 File No. 000-56236 Dear Larry Finger:             We have limited our review of your filing to the financial statements and related disclosures and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.               Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.               After reviewing your response to the comment, we may have additional comments. Form 10-K/A for the Period Ended December 31, 2022 Exhibits 31.1 and 31.2 1. We note that your certifications included with your original Form 10-K filed on March 7, 2023, do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting.  The same is true of your Form 10-Q filed on May 8, 2023.  Please file an additional amendment to your Form 10-K and an amendment to your Form 10-Q that include certifications that conform exactly to the language set forth within Exchange Act Rule 13a-14(a).  Please note that you may file abbreviated amendments that consist of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certifications.             In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

FirstName LastNameLarry Finger Comapany NameCopper Property CTL Pass Through Trust July 21, 2023 Page 2 FirstName LastName Larry Finger Copper Property CTL Pass Through Trust July 21, 2023 Page 2             You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Robert Telewicz, Accounting Branch Chief at (202) 551-3438 with any questions. Sincerely, Division of Corporation Finance Office of Real Estate & Construction